Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-290337

Powerlaw Corp.

43,242,931 Shares of Common Stock

Supplement dated September 23, 2026 to the Prospectus dated May 20, 2026

This supplement supplements certain information contained in the prospectus of Powerlaw Corp. (the “Fund”) dated May 20, 2026 (the “Prospectus”). Capitalized terms used in this supplement and not otherwise defined have the meaning specified in the Prospectus.

You should carefully consider the “Risk Factors” section beginning on page 16 of the Prospectus.

The purpose of this supplement is to provide updated information regarding the Fund’s distribution program and waiver of lock-up restrictions.

PROSPECTUS SUMMARY

The fourth paragraph under “Portfolio Construction” is replaced in its entirety with the following:

The Adviser’s primary strategy is to invest in the equity securities of Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an IPO or a merger or acquisition transaction. The proceeds from the sale of Portfolio Company securities are used to fund distributions to stockholders and reinvest in new Portfolio Companies. Notwithstanding the foregoing, if the Adviser believes it to be in the best interest of the Fund, the Fund may (i) continue to hold securities of a Portfolio Company following a liquidity event and any subsequent lockup period until such time that the Adviser determines to sell the securities, or (ii) sell such securities prior to the occurrence of a liquidity event. The late-stage Portfolio Companies in which the Fund invests are generally expected to have a liquidity event within one to six years of such securities purchase by the Fund, and the Adviser takes the expected timing of any such event into consideration when it is making investment decisions on behalf of the Fund. The timing of liquidity events, however, is difficult, if not impossible, to predict with accuracy.

The section “Distributions” is replaced in its entirety with the following:

On September 23, 2026, the Fund announced that the Board approved a monthly distribution program, with distributions to be declared quarterly for the Fund’s fiscal year ending September 30, 2027. The Fund intends to make distributions at an annual rate of 6.00%, based on the Fund’s August 31, 2026 NAV per share of $16.23, which translates to a monthly distribution equal to $0.0812 per share. Any distributions paid by the Fund will automatically be reinvested in additional shares of the Fund’s common stock, unless the stockholder specifically opts to receive cash. See “Distribution Reinvestment Plan.”

There is no guarantee that the Fund will have sufficient cash available to Fund distributions, and the Board may terminate the distribution program at any time without notice to stockholders. The amount of the distribution is not guaranteed, and no stockholder should assume that there will be distributions. All or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Stockholders should not assume that the source of distributions from the Fund are net profit. Stockholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

The Fund estimates that distributions may be paid from net investment income, net realized capital gains, and/or a return of capital. The specific tax characteristics of our distributions will be reported to stockholders after the end of the calendar year. See “Distributions.” To qualify as a RIC, we must make certain distributions. See “Certain U.S. Federal Income Tax Considerations - Taxation as a Regulated Investment Company.”

The section “Distribution Reinvestment Plan” is replaced in its entirety with the following:

We have adopted an “opt out” distribution reinvestment plan for our stockholders. As a result, if we declare a cash dividend or other distribution, each stockholder that has not “opted out” of our distribution reinvestment plan at least five business days prior to the applicable record date will have their distributions automatically reinvested in additional shares of our common stock rather than receiving cash distributions. Instructions on how to opt out, and additional details regarding the plan are available in the FAQ in the Investor Relations section of the Fund’s website, at pwrl.com.

Stockholders who receive distributions and other distributions in the form of shares of common stock generally are subject to the same U.S. federal tax consequences as stockholders who elect to receive their distributions in cash; however, since their cash distributions will be reinvested, those stockholders will not receive cash with which to pay any applicable taxes on reinvested distributions. See “Distribution Reinvestment Plan.”

RISK FACTORS

The following risk factor is added to “Risks Related to Our Business and Structure:”

Our payment of future dividends on our common stock is subject to the discretion and approval of our Board.

On September 23, 2026, we announced that the Board approved a monthly distribution program, with distributions to be declared quarterly for our fiscal year ending September 30, 2027. We intend to make distributions at an annual rate of 6.00%, based on our August 31, 2026 NAV per share of $16.23, which translates to a monthly distribution equal to $0.0812 per share. While we intend to make regular distributions for the foreseeable future, all subsequent distributions will be reviewed quarterly and declared at the discretion and approval of our Board and will depend upon, among other things, our results of operations, capital requirements, general business conditions, contractual restrictions under any new credit facility that we may enter into in the future on the payment of distributions, legal and regulatory restrictions on the payment of distributions, and other factors our Board deems relevant. There is no assurance that the Board will declare, or that we will pay, any distributions on our common stock in the future.

The following risk factor is added to “Tax Risks:”

All or a portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a shareholder’s investment in our common shares and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. Stockholders should not assume that the source of distributions from the Fund are net profit. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis, it will be treated as gain resulting from a sale or exchange of such shares. In addition, return-of-capital distributions reduce the level of assets available for investment which may negatively affect the Fund’s ability to meet its objective.

DISTRIBUTIONS

The first paragraph is replaced in its entirety with the following:

On September 23, 2026, the Fund announced that the Board approved a monthly distribution program, with distributions to be declared quarterly for the Fund’s fiscal year ending September 30, 2027. The Fund intends to make distributions at an annual rate of 6.00%, based on the Fund’s August 31, 2026 NAV per share of $16.23, which translates to a monthly distribution equal to $0.0812 per share. Any distributions paid by the Fund will automatically be reinvested in additional shares of the Fund’s common stock, unless the stockholder specifically opts to receive cash. See “Distribution Reinvestment Plan.”

There is no guarantee that the Fund will have sufficient cash available to Fund distributions, and the Board may terminate the distribution program at any time without notice to stockholders. The amount of the distribution is not guaranteed, and no stockholder should assume that there will be distributions. All or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Stockholders should not assume that the source of distributions from the Fund are net profit. Stockholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

The Fund estimates that distributions may be paid from net investment income, net realized capital gains, and/or a return of capital. The specific tax characteristics of our distributions will be reported to stockholders after the end of the calendar year.

THE FUNDS INVESTMENTS

The fourth paragraph under “Portfolio Construction” is replaced in its entirety with the following:

The Adviser’s primary strategy is to invest in the equity securities of Portfolio Companies and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an IPO or a merger or acquisition transaction. The proceeds from the sale of Portfolio Company securities are used to fund distributions to stockholders and reinvest in new Portfolio Companies. Notwithstanding the foregoing, if the Adviser believes it to be in the best interest of the Fund, the Fund may (i) continue to hold securities of a Portfolio Company following a liquidity event and any subsequent lockup period until such time that the Adviser determines to sell the securities, or (ii) sell such securities prior to the occurrence of a liquidity event. The late-stage Portfolio Companies in which the Fund invests are generally expected to have a liquidity event within one to six years of such securities purchase by the Fund, and the Adviser takes the expected timing of any such event into consideration when it is making investment decisions on behalf of the Fund. The timing of liquidity events, however, is difficult, if not impossible, to predict with accuracy.

DISTRIBUTION REINVESTMENT PLAN

The first paragraph is replaced in its entirety with the following:

Unless the registered owner of our shares of common stock elects to receive cash by contacting Continental Stock Transfer & Trust Company (the “Plan Administrator”), all dividends, capital gain distributions and returns of capital, if any, declared on our shares will be automatically reinvested by the Plan Administrator for stockholders in the Fund’s Distribution Reinvestment Plan (the “Plan”) in additional shares of common stock. Stockholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash directly to the stockholder of record (or, if the shares are held in street or other nominee name, then to such nominee) by the Plan Administrator as dividend disbursing agent. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by providing notice in writing to the Plan Administrator or by updating your Plan enrollment status on your online account with the Plan Administrator, at least five business days prior to any dividend/distribution record date; otherwise, such termination or resumption will not be effective until the next declared dividend or other distribution.

The last paragraph is replaced in its entirety with the following:

For additional information regarding the Plan and instructions on how to opt out or opt back in, please visit the FAQ on our website on the Investor Relations page at https://www.powerlawfunds.com/pwrl/investor-relations, or email ir@pwrl.com.

PLAN OF DISTRIBUTION

The following paragraphs are added to the end of the section “Lock-Up Provisions.”

On September 23, 2026, the Fund announced that the Board approved, effective September 24, 2026, the waiver of any remaining Lock-Up Restrictions, from all Lock-Up Shares, except those held by any Directors or officers of the Fund, or any employees of, or contractors to, the Adviser or its affiliates, including the Fund (“Affiliate Holders”). Shares held by Affiliate Holders will continue to be subject to their respective lock-up agreements.

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